

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2015

Mail Stop 4631

<u>Via E-mail</u>
Timothy J. Fitzgerald
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

> **Re:** **The Middleby Corporation**
> **From 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 4, 2015**
> **Form 10-Q for Fiscal Quarter Ended October 3, 2015**
> **Filed November 12, 2015**
> **File No. 1-09973**

Dear Mr. Fitzgerald:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter Ended October 3, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

<u>Results of Operations, page 35</u>

1.   Please expand your disclosure to quantify and discuss how price changes affected your segment sales and segment gross margins from the prior periods.

Financial Statements

Note 5- Restructuring, page 33

2.   We note your disclosure stating that you recorded restructuring expenses in the amount of $11.8 million for the fiscal quarter ended October 3, 2015. Please expand your disclosure about the restructuring program, in accordance with SAB Topic 5:P.4, to quantify, if material, the total amount of costs expected to be incurred in connection with the program, the cumulative amount incurred to date, the expected effects on future earnings and cash flows resulting from the program, (for example, reduced depreciation, reduced employee expense, etc.), and the initial period in which those effects are expected to be realized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction